Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROFIT WARNING FOR THE 2015 ANNUAL RESULTS

This announcement is made by PetroChina Company Limited (the “Company” and, together with its subsidiaries, the “Group”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

I. ESTIMATED RESULTS FOR THE PERIOD

(a) Period of the estimated results

1 January 2015 to 31 December 2015

(b) Estimated results

According to the preliminary estimation of the results of operations for the year of 2015 of the Company in accordance with the China Accounting Standards for Business Enterprises, the net profit attributable to equity holders of the Company for the year of 2015 is expected to decrease by 60% to 70% when compared with that of the corresponding period of the previous year.

(c) The estimated results are the preliminary estimation of the Company and have not been audited by certified accountants.

II. RESULTS FOR THE CORRESPONDING PERIOD IN 2014

(a) Net profit attributable to equity holders of the Company: RMB107,173 million

(b) Earnings per share: RMB0.59

III. MAJOR REASONS FOR ESTIMATED DECREASE IN THE RESULTS FOR THE PERIOD

In 2015, due to the factors such as the price of international crude oil has declined significantly and the price of domestic natural gas has been driven down, a relatively large reduction in the Company’s profit occurred.

Facing the sophisticated and severe operation situation, the Company insisted on steady development, exercised strict control over investment scale, implemented the strategy of low cost, optimized its production, operated on a market-oriented basis and promoted asset restructuring, which have achieved good results and effectively alleviated the adverse effects to Company’s results due to the decline of the price of oil and gas.

In 2016, the market of international oil and gas is expected to continue to slump, the market competition will be further intensified. The Company will actively implement the four strategies including resource, marketing, internationalization and innovation, actively implement measures for broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency, and optimize its business layouts and asset structures in order to endeavour to bring continuing returns to all shareholders.

IV. OTHER MATTERS

The estimated results above are only preliminary calculation. Please refer to the 2015 annual results announcement and the 2015 annual report to be disclosed by the Company for specific and accurate financial data. Investors are reminded to exercise caution when making investment decisions.

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

29 January 2016

As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.

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